

June 4, 2024

Mansi Khetani
Interim Chief Financial Officer
ChargePoint Holdings, Inc.
240 East Hacienda Avenue
Campbell, CA 95008

> **Re: ChargePoint Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2024**
> **Filed April 1, 2024**
> **Form 8-K Furnished March 5, 2024**
> **File No. 001-39004**

Dear Mansi Khetani:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 8-K Furnished March 5, 2024

Exhibit 99.1, page 8

1. We note your disclosure of non-GAAP gross profit and non-GAAP gross margin under the reconciliation of non-GAAP cost of revenue. However, we do not note disclosure of GAAP gross profit or margin in the table or a reconciliation of this non-GAAP measure to the comparable GAAP measure. We also note your disclosure of non-GAAP operating expenses, which represent the sum of non-GAAP research and development, non-GAAP sales and marketing, and non-GAAP general and administrative, in addition to the non-GAAP operating expenses as a percentage of revenue. Please revise future filings to present a reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures in compliance with Item 10(e)(1)(i)(B) of Regulation S-X in future filings.

2. We note you present the following non-GAAP financial measures without presenting the

most directly comparable GAAP measures with equal or greater prominence:
- Non-GAAP research and development as a percentage of revenue
- Non-GAAP sales and marketing as a percentage of revenue
- Non-GAAP general and administrative as a percentage of revenue
- Non-GAAP net loss as a percentage of revenue
- Non-GAAP pre-tax net loss as a percentage of revenue
- Non-GAAP adjusted EBITDA loss as a percentage of revenue

Please present the most directly comparable GAAP measure with equal or greater prominence whenever a non-GAAP financial measure is presented. Refer to Question 102.10(a) of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

In addition, revise your future other public disclosures, such as investor presentations, to present the most directly comparable GAAP measures whenever non-GAAP measures are presented. See Rule 100(a)(1) of Regulation G.

Form 10-K for the Fiscal Year Ended January 31, 2024

Notes to Consolidated Financial Statements, page 74

3. We note your disclosures of disaggregated revenues by geographic area on page 100 and revenue line (networked charging systems, subscriptions, and other) on your consolidated statements of operations. Please tell us how you considered the guidance to further disaggregate revenue into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors, e.g., type of customer (vertical), product type, and sales channel. Refer to ASC 606-10-50-5 and also see ASC 606-10-55-89 through 91. In this regard, we note from your disclosure in MD&A that the AC charger based commercial business contributes higher margins than its residential and DC charger based fleet businesses and we note from the earnings calls that you disclose billings percentages (which approximate revenue split) for commercial, fleet, residential and other. Please advise or revise as appropriate.

2. Summary of Significant Accounting Policies
Revenue Recognition
Networked Charging Systems revenue, page 81

4. We note your disclosure that the Company recognizes revenue from sales of Networked Charging Systems upon shipment to the customer. Please explain to us if the customer you refer to in your disclosures in Note 2 is the same as the end users described on pages 8 and 19. We also note your disclosure on page 19 that the majority of your products are sold through your channel partners, distributors, and resellers. In this regard, if revenue recognition process is not complete at the time the channel partner takes delivery of the shipment, identify the nature of any remaining obligations, or risks or rewards that have not yet transferred to the channel partner at the time they accept delivery of the shipments. Refer to guidance in ASC 606-10-25-30 and ASC 606-10-50-12.

Note 2. Summary of Significant Accounting Policies
Warranty, page 84

5.   We note your disclosure on page 84 that you provide a standard warranty coverage on your products, providing parts necessary to repair the systems during the warranty period, and that warranty expense for the years ended January 31, 2024, 2023, and 2022 was $16.7 million, $5.4 million, and $3.8 million, respectively. Please provide for us and revise to provide the disclosures required by ASC 460-10-50-8.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Stephany Yang at 202-551-3167 or Claire Erlanger at 202-551-3301 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing